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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

April 2, 2012

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: John M. Ganley, Division of Investment Management

Re:        Market Vectors ETF Trust (the “Trust”)

(File Nos. 333-123257 and 811-10325)

Dear Mr. Ganley:

Thank you for your telephonic comments received on March 19, 2012, as supplemented on March 28, 2012, regarding the registration statements on Form N-1A for the Trust with respect to Market Vectors Emerging Markets High Yield Bond ETF (formerly, Market Vectors Emerging Markets US$ High Yield Bond ETF) (the “Emerging Markets Fund”) and Market Vectors Fallen Angel Bond ETF (formerly, Market Vectors Fallen Angel US$ Bond ETF) (the “Fallen Angel Fund” and, together with the Emerging Markets Fund, the “Funds”), each a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on January 30, 2012. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statements on its behalf. Below, we describe the changes that have been made to the registration statements in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley Washington DC    EUROPE  Brussels  Dublin  Frankfurt  London  Luxembourg  Moscow  Munich  Paris     ASIA  Beijing  Hong Kong

                Prospectus

Comment 1.        Prior to filing each Fund’s registration statement under Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”), please provide the Staff with a blackline of the prospectus that includes the following: (i) the name of each Index Provider and a complete description of each Index; and (ii) all of the relevant risk factors.

Response 1.          We have provided or will provide you with the requested information prior to filing each Fund’s registration statement under Rule 485(b) under the 1933 Act.

Comment 2.        Please revise each Fund’s name to remove “US$” or otherwise clarify that this modifier only refers to the currency in which the Funds’ investments will be denominated.

Response 2.          The Funds’ names have been changed accordingly.

Comment 3.        Please confirm that each Index includes only below investment grade securities and, if so, disclose this fact in each Fund’s prospectus, as applicable.

Response 3.          We hereby confirm that each Index includes only below investment grade securities and have revised the disclosure in each Fund’s prospectus accordingly.

Comment 4.        Under the “Principal Investment Strategies” section in each Fund’s prospectus, please include more information about the composition of each Index, including the number of issuers and the countries that are represented therein.

Response 4.          We have revised the disclosure accordingly with respect to the number of issuers in each Index. Given the number of countries represented in each Index, we have included this disclosure in the sections regarding the description of each Index.

Comment 5.        For the Fallen Angel Fund, please clarify in the “Principal Investment Strategies” section whether there is a minimum credit rating for an issuer to be included or remain in the Index.

Response 5.         There is no minimum credit rating for an issuer to be included or remain in the Index; however, defaulted bonds are excluded from the Index. The disclosure has been revised accordingly.

Comment 6.        For the Fallen Angel Fund, please confirm that the listing of “Group of Ten” countries is accurate.

Response 6.          The disclosure has been revised accordingly.

Comment 7.        With respect to each Fund, please revise the disclosure regarding concentration and sector representation to reflect the composition of the relevant Index.

Response 7.          The disclosure has been revised accordingly.

Comment 8.        Please revise “High Yield Securities Risk” in the summary and statutory sections of each Fund’s prospectus to state that junk bonds are speculative.

Response 8.          The disclosure has been revised accordingly.

Comment 9.        Please add risk disclosure regarding premium/discount risk to each Fund’s prospectus or explain why the inclusion of such disclosure is not appropriate.

Response 9.          The disclosure has been revised accordingly.

Comment 10.    Please include a description of Rule 144A and Regulation S securities in each Fund’s prospectus and provide an estimate of the portion of each Index that consists of such securities.

Response 10.      The disclosure has been revised accordingly.

Comment 11.    Please include a separate risk factor in each Fund’s prospectus that covers interest rate risk.

Response 11.      The disclosure has been revised accordingly.

Comment 12.   In the section “Additional Information About the Fund’s Investment Strategies and Risks” of each Fund’s prospectus, please clarify whether the risks that appear below the subheading “Risks of Investing in the Fund” are principal or additional risks of investing in each Fund.

Response 12.      The disclosure has been revised accordingly.

Comment 13.    Please confirm that each Fund generally expects to create and redeem Creation Units in-kind.

Response 13.      We hereby confirm that each Fund generally expects to create and redeem Creation Units in-kind.

Comment 14.    In the description of each Index, please explain what “callable perpetual securities,” “toggle notes” and “DRD-eligible securities” are, if applicable.

Response 14.      The disclosure has been revised accordingly.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

  each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;
  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
  neither Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss